United States securities and exchange commission logo





                    November 22, 2022

       Erik S. Nelson
       Chief Executive Officer
       Bellatora, Inc.
       2030 Powers Ferry Road SE, Suite #212
       Atlanta, GA 30339

                                                        Re: Bellatora, Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed September 19,
2022
                                                            File No. 000-56478

       Dear Erik S. Nelson:

               We issued comments to you on the above captioned filing on October 15, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by December 7, 2022.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Real Estate & Construction
       cc:                                              Robert J. Mottern, Esq.